Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 12, 2009
Relating to Preliminary Prospectus dated August 10, 2009
Registration Statement No. 333-160133
Seacoast Updates Transaction with CapGen Financial Partners
     On August 10, 2009, we executed a letter of intent with CapGen Financial Partners, or CapGen, following confidential discussions and diligence about possible alternatives to a public offering, pursuant to which we agreed to sell to CapGen, or a designated affiliate of CapGen, six million shares of our common stock, at the same price at which shares are offered to the public in the previously announced offering, or the “Underwritten Offering,” at a price up to $2.50 per share, or the “CapGen Offering.” CapGen has completed its due diligence, and the letter of intent with CapGen is subject to the execution and delivery of a definitive stock purchase agreement and the registration statement covering the shares offered in the Underwritten Offering and the CapGen Offering becoming effective. The closing of the CapGen Offering is contingent upon the receipt of necessary regulatory approvals, closing of the Underwritten Offering and shareholder (if any) approvals. CapGen has agreed to promptly submit all required regulatory applications and notices, which will also seek approval for CapGen to increase its ownership in our company over time. Upon the closing of the CapGen Offering, CapGen will be entitled to appoint one director to our board of directors. We have also agreed to grant preemptive rights with respect to future offerings of our common stock to purchase its pro rata share for a period of 24 months. The board seat and preemptive rights are subject to CapGen retaining ownership of all shares purchased in the CapGen Offering. CapGen has indicated that its affiliate that will purchase and hold shares of our common stock will not control any other depository institution.
     On August 12, 2009, we orally agreed with CapGen to consummate the CapGen Offering as a private placement rather than registered offering and in connection therewith, we also granted CapGen registration rights with respect to the six million shares. The terms of the letter of intent relating to the CapGen Offering remain otherwise unchanged.
     The Company’s free writing prospectuses filed on August 11, 2009 are hereby supplemented to reflect the fact that the Company and CapGen have agreed to consummate the CapGen Offering as a private placement and that such registration rights have been granted.
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     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill & Partners, L.P. toll-free at 866-805-4128 or Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC at 212-857-6212.